UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-42952

Phaos Technology Holdings (Cayman) Limited

83 Science Park Dr,

#02-01 & #04-01A/B The Curie, Singapore Science Park 1

Singapore 118258

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On March 30, 2026, Phaos Technology Holdings (Cayman) Limited (the “Company”) adopted the Phaos Technology Holdings (Cayman) Limited 2026 equity incentive plan (the “2026 Equity Incentive Plan”) to motivate, attract and retain directors, consultants or key employees to exert their best efforts on behalf of the Company and link their personal interests to those of the Company’s shareholders. The 2026 Plan has a maximum number of 2,741,350 Class A ordinary shares, par value $0.0001 per share, of the Company available for issuance pursuant to all awards under the 2026 Equity Incentive Plan.

A copy of the 2026 Equity Incentive Plan is attached as Exhibit 10.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phaos Technology Holdings (Cayman) Limited

Date: April 13, 2026	By:	/s/ Gan Hong Loon
	Name:	Gan Hong Loon
	Title:	Chief Executive Officer and Executive Director

EXHIBIT INDEX

Exhibit No.	Description
10.1	Phaos Technology Holdings (Cayman) Limited 2026 Equity Incentive Plan